Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 28, 2012

Zodiac Exploration Announces Release of First Quarter Financial Results

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three month period ended December 31, 2011 on SEDAR at www.sedar.com.

Highlights:

During the quarter, Zodiac incurred a net loss of $1.3 million and spent $7.9 million on capital expenditures.  Capital expenditures were principally associated with the completion program for the 1-10 horizontal well.

As at December 31, 2011, Zodiac had $27.8 million in working capital.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has now accumulated a land base of approximately 89,000 net acres in Kings and Kern Counties, California.  Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.